Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Graphic: Future Currents | Energy Solutions for a Changing World

Facts About the Transaction

Entergy Corporation and ITC Holdings Corp. are pursuing regulatory approval of an agreement under which Entergy will separate and then merge its electric transmission business into ITC in 2013. Entergy’s transmission business comprises approximately 15,400 miles of lines at voltages of 69kV and above, associated substations, and the people who operate and maintain them.

Why this transaction? Regulatory mandates and consumer usage patterns are vastly different and greater than when the electric grid was built. The infrastructure investments required to address these demands are expected to increase significantly over the next two decades. The situation requires new business models and more focused, expert and financially flexible utilities.

How will it work? The transaction is a Reverse Morris Trust, which avoids tax costs for customers and shareholders. The result creates two separate and independent utilities serving the region – Entergy with generation and distribution, ITC with transmission.

Who must approve it? Federal, state and local regulators must approve the transaction in order for it to proceed. ITC shareholders have approved it.

What are the benefits? The key benefits to our customers, employees and communities are strength, expertise and opportunity.

Strength: a stronger grid and stronger utilities serving our region; two balance sheets more capable of financing the infrastructure investments required in the future.

Expertise: two companies singularly focused on their core businesses.

Opportunity: a new corporate citizen establishes its regional office in Jackson, Miss.; about 750 Entergy employees become the core of its regional workforce; the new company invests its time, philanthropy and capital here; growing infrastructure investments create economic activity and job opportunities; and the new model builds on the benefits of the wholesale electricity market with a regional view.

Hearing start dates for each local regulator:

Texas May 21

Missouri June 18

Arkansas July 9

Louisiana July 15

New Orleans Jul 23

Mississippi August 6

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Entergy Transaction Update

Targeted to close in 2013, subject to approvals and closing conditions, including:

Authority	Timing	Requirement	Filed	Approved

Texas PUC	Hearing commences 5/12; final decision by 180 days from 2/19	• Change of control of transmission assets • Authorization to incur debt in some jurisdictions	x
Missouri PSC	Hearing commences 6/18		x
Louisiana PSC	Hearing commences 7/15; final decision expected in September		x
New Orleans City Council	Hearing commences 7/23		x
Arkansas PSC	Hearing commences 7/9		x
Mississippi PSC	Hearing commences 8/6; final decision September		x

FERC	Filed in September 2012, timing to act tolled to September 2013	• Change of control of transmission assets • Establish rate for new ITC subsidiaries • Authorization for operating company financings	x

Hart-Scott-Rodino Act (DOJ / FTC)	Review period expired on January 14, 2013	• Pre-merger notification to review potential antitrust and competition issues	x	x

IRS Private Letter Ruling	Expected in first half of 2013	• Ruling regarding tax-free treatment of the Transaction	x

ITC Shareholders	Special shareholder meeting held on April 16th	• Merger • Amendment to ITC Articles of Incorporation to increase the number of authorized shares • Authorization for issuance of greater than 20% of outstanding shares	x	x

About Entergy

Entergy Corporation (NYSE: ETR), which celebrates its 100th birthday this year, is an integrated energy company engaged primarily in electric power production and retail distribution operations. Entergy owns and operates power plants with approximately 30,000 megawatts of electric generating capacity, including more than 10,000 megawatts of nuclear power, making it one of the nation’s leading nuclear generators. Entergy delivers electricity to 2.8 million utility customers in Arkansas, Louisiana, Mississippi and Texas. Entergy has annual revenues of more than $10 billion and approximately 15,000 employees.

About ITC

ITC Holdings Corp. (NYSE: ITC) is the nation’s largest independent electric transmission company. Based in Novi, Michigan, ITC invests in the electric transmission grid to improve reliability, expand access to markets, lower the overall cost of delivered energy and allow new generating resources to interconnect to its transmission systems. ITC owns and operates high-voltage transmission facilities in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma, serving a combined peak load exceeding 26,000 megawatts along 15,000 circuit miles of transmission line. www.itctransco.com

ENTERGY FORWARD-LOOKING INFORMATION

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K , any subsequent Quarterly Reports on Form 10-Q , and other filings made by Entergy with the Securities and Exchange Commission (the “SEC”); (ii) the following transactional factors

(in addition to others described elsewhere in this communication, in the prospectus included in the registration statement on Form S-4 that was filed by ITC with the SEC in connection with the proposed transactions) involving risks inherent in the contemplated transaction, including: (1) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (2) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (3) the ability of Entergy, Mid South TransCo LLC (“TransCo”) and ITC to obtain the required financings, (4) delays in consummating the transaction or the failure to consummate the transaction, (5) exceeding the expected costs of the transaction, and (6) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ITC FORWARD-LOOKING INFORMATION

This communication contains certain statements that describe ITC’s management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q filed with the SEC from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document, in the prospectus included in the registration statement on Form S-4 that was filed by ITC with the SEC in connection with the proposed transactions): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (B) the ability to obtain the required financings; (C) delays in consummating the transaction or the failure to consummate the transactions; and (D) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this communication and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.

The transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on February 25, 2013. ITC shareholders are urged to read the prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.